Exhibit 99

March 19, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that Mr. Arvind Kapil, Group Head Retail Assets - Home Loans, HDFC Bank Limited (“Bank”), who is an employee within the category of Senior Management of the Bank, has, on March 18, 2024, formally expressed his intention to resign, in order to pursue alternative opportunity, and the same has been accepted by the Bank.

You are requested to kindly take the above on your record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary